SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

 VERUS INTERNATIONAL, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92537A106

(CUSIP Number)

April 10, 2019

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons Monaker Group, Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 165,372,234*
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 165,372,234*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 165,372,234*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 9.9%*
12	Type of Reporting Person (see instructions) CO

* See discussion below, including the Ownership Blocker.

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1	Name of Reporting Persons William Kerby
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 165,372,234*
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 165,372,234*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 165,372,234*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 9.9%*
12	Type of Reporting Person (see instructions) IN

* See discussion below, including the Ownership Blocker.

CUSIP No. 92537A106	13G	Page 4 of 7

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Monaker Group, Inc., a Nevada corporation (“Monaker”), and the Chief Executive Officer of Monaker, Mr. William Kerby, relating to the common stock, $0.001 par value per share (“Common Stock”) of Verus International, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13G relates to shares of Common Stock of the Issuer received by, and receivable by, Monaker pursuant to the terms of an Inducement Agreement dated April 10, 2019, and effective February 8, 2019, entered into between Monaker and the Issuer (the “Inducement Agreement”). Pursuant to the Inducement Agreement, Monaker agreed to amend the designation of the Series A Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”)(of which Monaker held, and continues to hold 44,470,101 shares of such Series A Preferred Stock, which converts into common stock of the Issuer, and votes on all stockholder matters, on a one-for-one basis, subject to the Ownership Blocker (discussed below)), to remove certain anti-dilution rights described therein; and the Issuer agreed to issue Monaker 152,029,899 shares of common stock pursuant to the anti-dilution rights of that certain Settlement Agreement by and among the Issuer, Monaker, American Stock Transfer & Trust Company, LLC and NestBuilder.com Corp. executed on or about December 22, 2017.

The designation of the Series A Preferred Stock, as amended, includes a 9.99% beneficial ownership limitation, preventing Monaker from converting such Series A Preferred Stock into common stock of the Issuer (and reducing the voting rights of such preferred stock proportionally), if upon such conversion, Monaker, its affiliates and/or any group which it is a part of, would own greater than 9.99% of the Issuer’s common stock (the “Ownership Blocker”).

The 165,372,234 shares of Common Stock reported as beneficially owned by Monaker above include the 152,029,899 shares of common stock which it is due to receive pursuant to the terms of the Inducement Agreement and the portion (13,342,335 shares) of the 44,470,101 shares of common stock issuable to Monaker upon conversion of the Series A Preferred Stock, without exceeding the Ownership Blocker.

As Chief Executive Officer of Monaker, Mr. Kerby may direct the vote and disposition of the shares of common stock beneficially owned by Monaker.

Item 1(a)	Name of Issuer.

Verus International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9841 Washingtonian Blvd #390

Gaithersburg, Maryland 20878

Item 2(a)	Name of Person Filing.

Monaker Group, Inc., a Nevada corporation and Mr. William Kerby.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

2893 Executive Park Drive, Suite 201 Weston, Florida 33331

Item 2(c)	Citizenship or Place of Organization.

Monaker is a Nevada corporation. Mr. William Kerby is the Chief Executive Officer of Monaker and is a U.S. citizen.

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Item 2(d)	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

92537A106

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership.

(a)	Monaker is the beneficial owner of 165,372,234 shares of Common Stock. By virtue of his relationship with Monaker, discussed in further detail above, Mr. Kerby may be deemed to beneficially own the shares of Common Stock beneficially owned by Monaker.

(b)	Monaker is the beneficial owner of 9.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 165,372,234, by 1,665,372,234, which equals (i) the number of shares of Common Stock issued and outstanding as of March 25, 2019 (1,500,000,000) as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed by the Issuer with the Securities and Exchange Commission on March 25, 2019, plus (ii) the 152,029,899 shares of Common Stock due pursuant to terms of the Inducement Agreement, and (iii) the 13,342,335 shares of common stock issuable to Monaker upon conversion of the Series A Preferred Stock, without exceeding the Ownership Blocker (notwithstanding the fact that the Issuer’s aggregate authorized shares of Common Stock currently totals 1,500,000,000 and as such the Issuer will need to increase its authorized Common Stock and/or reduce its outstanding Common Stock, in the future to allow the issuance of the shares of Common Stock which Monaker beneficially owns). By virtue of his relationship with Monaker, discussed in further detail above, Mr. Kerby may be deemed to beneficially own the shares of Common Stock beneficially owned by Monaker.

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(c)	Mr. Kerby may be deemed to have shared power with Monaker, to vote and dispose of the 165,372,234 shares of Common Stock beneficially owned by Monaker.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated April 11, 2019, between Monaker Group, Inc. and Mr. William Kerby.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2019

Monaker Group, Inc.

/s/ William Kerby William Kerby
Chief Executive Officer

/s/ William Kerby William Kerby

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.